UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NCI, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, $0.019 PAR VALUE

(Title of Class of Securities)

62886K104

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Michele R. Cappello

General Counsel, Corporate Secretary

NCI, Inc.

11730 Plaza America Drive

Reston, VA 20190-4764

703-707-6900

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey B. Grill, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2300 N St. NW

Washington, DC 20037

Calculation of Filing Fee

Transaction Valuation *	Amount of Filing Fee *
$1,168,013	$133.85

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 805,623 shares of Class A Common Stock, $0.019 par value, of NCI, Inc. will be purchased pursuant to this offer for an aggregate of $1,168,013 in cash. The actual transaction value will be based on the number of options tendered, if any, which may result in a lesser aggregate amount. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Advisory No. 2 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $132.62	Filing Party: NCI, Inc.
Form or Registration Number: Schedule TO	Date Filed: August 22, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

Item 12.	Exhibits

SIGNATURES

EXHIBIT INDEX

EX-99.(A)(1)

INTRODUCTORY STATEMENT

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by NCI, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”) on August 22, 2012 (the “Initial Statement”), as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the Commission on August 24, 2012, and relates to an offer by the Company to purchase for cash certain of its outstanding stock options as set forth in the Offer to Purchase For Cash Certain Stock Options Granted or Assumed Under NCI, Inc. Stock Option Plan, dated August 22, 2012 (the “Offer to Purchase”), upon the terms and subject to the conditions set forth therein.

This Amendment is made to amend the Offer to Purchase and to correct the Transaction Value as reported under Calculation of Filing Fee above. Other than as amended by this Amendment, all other terms of the Initial Statement remain the same.

Item 12. Exhibits.

(a)(1)	Offer to Purchase For Cash Certain Stock Options Granted or Assumed Under NCI, Inc. Stock Option Plan, dated August 22, 2012.**

(a)(2)	Form of Introductory Letter.*

(a)(3)	Form of Letter of Transmittal.*

(a)(4)	Form of Election Withdrawal Notice.*

(a)(5)	Form of Reminder Notice of Expiration of Offer.*

(a)(6)	The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Securities and Exchange Commission (SEC) on March 12, 2012 (incorporated herein by reference).

(a)(7)	The Definitive Proxy Statement for the Company’s 2012 Annual Meeting of Shareholders, filed with the SEC on April 30, 2012 (incorporated herein by reference).

(a)(8)	The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012, filed with the SEC on August 1, 2012 (incorporated herein by reference).

(a)(9)	The Company’s Current Report on Form 8-K filed with the SEC on April 13, 2012 (incorporated herein by reference).

(a)(10)	The Company’s Current Report on Form 8-K (other than information and exhibits “furnished” to and not “filed” with the SEC in accordance with SEC rules and regulations) filed with the SEC on May 2, 2012 (incorporated herein by reference).

(a)(11)	The Company’s Current Report on Form 8-K filed with the SEC on June 11, 2012 (incorporated herein by reference).

(a)(12)	A description of the Company’s common stock contained in the Registration Statement filed with the SEC on Form S-1 (File No. 333-127006), together with any amendments or reports filed for the purposes of updating such description, as incorporated by reference into the Company’s Registration Statement on Form 8-A (Registration No. 000-51579 (incorporated herein by reference).

(a)(13)	Press Release of the Company dated August 23, 2012.*

(b)	Not applicable.

(d)(1)	NCI, Inc. 2005 Performance Incentive Plan (incorporated herein by reference from Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-127006), as filed with the SEC on September 6, 2005).

(d)(2)	Form of 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.4 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 (File No. 333-127006), as filed with the SEC on October 20, 2005).

(d)(3)	NCI, Inc. Amended and Restated 2005 Performance Incentive Plan (incorporated herein by reference from Appendix A to the Company’s Definitive Proxy Statement for its 2012 Annual Shareholders Meeting, as filed with the SEC on April 30, 2009).

(d)(4)	Form of Amended and Restated 2005 Performance Incentive Plan Notice of Stock Option Grant and Stock Option Agreement (incorporated herein by reference from Exhibit 4.2 to the Company’s Current Report on Form 8-K, as filed with the SEC on June 12, 2009).

(g)	Not Applicable.

(h)	Not Applicable.

*	Exhibit previously filed.
**	Exhibit filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2012

NCI, INC.

By:	/s/ Brian J. Clark

Brian J. Clark